News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:

RTN Stealth acquires all of Toronto based MGS assets and also acquires

EMC-ALGO software from privately owned Toronto-based ENAJ Mercantile

Corporation, Michael Boulter appointed to RTN Stealth board of directors and as President and COO of RTN Stealth

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CNSX: RTN

OTCBB: RTNSF

FRANKFURT: IGN3

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VANCOUVER, May 17 /CNW Telbec/ - RTN Stealth Software Inc. (the "Company"

or "RTN Stealth") is pleased to announce that is has executed two definitive agreements subject to final CNSX approval. In the first case RTN Stealth has acquired of all of the assets of Market Guidance Systems Inc. ("MGS") and in the second case RTN Stealth has purchased the EMC-ALGO Software Suite from

ENAJ Mercantile Corporation ("ENAJ").

RTN Stealth will issue to MGS shareholders 20 million common shares escrowed in four equal tranches at 6, 9, 12 and 15 months and assume $2.45 million of liabilities owed by MGS. This is following upon the announcement made on January 19th, 2010 in which RTN Stealth acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and

Market Timing Software (RTN-Stealth).

Market Guidance Systems, Inc. (MGS) is a privately held R&D company that has developed RTN-Stealth software -a unique, direct access trading decision support platform for active traders. This development has been accomplished by

MGS scientists led by Dr. Alex Bogdan who holds a PhD in artificial intelligence and cybernetics, a master's degree in Power Electronics and a bachelor's degree in mathematical psychology. Within MGS Dr. Bogdan and his computer scientist team have spent over nine years developing RTN-Stealth and its fundamental proprietary algorithms. MGS also has developed a wide variety of proprietary automated trading systems, market indicators, trade execution platforms and money management software including a very unique robotic trading station that can support over 1,000 different securities. It should be noted that MGS's order execution interface is among the fastest and most efficient in the industry.

MGS has been evaluated this year by Lorovest Corp. as having a fair market value of $24 million, net of the value of the January 19th, 2010 licensing agreement

The previously issued 5.25 million special convertible preferred shares distributed to MGS shareholders as part of the Jan 19th 2010licensing agreement remain convertible only upon a $20 million revenue milestone target being reached on the retail version of RTN Stealth software but the royalty portion of the licensing agreement is being cancelled as part of the acquisition of MGS's assets.

As to ENAJ Mercantile Corporation, RTN Stealth will issue 5 million common shares to ENAJ. 2.5 million of which will be issued immediately and escrowed in four equal tranches at 6, 9, 12 and 15 months. The final 2.5 million common shares will be issued to ENAJ, and escrowed, in three equal tranches at 12, 24 and 36 months. Furthermore, as part of this transaction,

Michael Boulter has accepted the position of President and COO of RTN for a minimum of 3 years. Mr. Boulter will operate out of RTN Stealth's facility in

Mississauga, Ontario which is where MGS has its offices and fully equipped,

state of the art, trading and R&D centre. Mr. Michael Boulter is replacing Mr.

Sandeep Poonia on the board of directors of RTN. Mr Poonia is stepping down to pursue other interests. On behalf of the Company, Mr. Lucky Janda welcomes Mr.

Boulter on board and thanks Mr. Poonia for his past services to the Company.

Michael Boulter, is the founder and chief technology officer of ENAJ

Mercantile Corporation. He has been with ENAJ since it was formed in July of

2008. Previous to that he worked as a quantitative analyst and institutional salesman in the Canadian investment industry for twenty years.

ENAJ Mercantile Corporation is a privately held proprietary futures trading company incorporated in Ontario, Canada. Using its own capital, EMC seeks returns based on pricing discrepancies and sudden marketplace changes that occur on an intra-day basis in the futures markets. The company has developed trading algorithms that have produced strong results across four different futures markets: S&P 500 Index, NASDAQ 100 Index, Crude Oil and

Gold.

RTN Stealth is very pleased to have been able to reach these agreements consolidating the intellectual property which will form the base of a company that anticipates very rapid penetration of the "trading software" market both at the retail and now institutional levels.

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On behalf of RTN Stealth Software Inc.

"Lucky Janda"

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Lucky Janda

CEO

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Except for historic information, the matters discussed in this document contain certain forward-looking statements. These statements involve known and unknown risks, delays, uncertainties and other factors not under the

Corporation's control that may cause actual results, levels of activity,

performance or achievements to be materially different from the results,

levels of activity, performance, achievements or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

%SEDAR: 00004065E

/For further information: about RTN Stealth Software Inc.: (604)

598-0093, (905) 629-1333, www.rtnstealth.com/

(RTN. RTNSF)

CO:  RTN STEALTH SOFTWARE INC.

CNW 08:19e 17-MAY-10